Filed by Vast Solar Pty Ltd

 Pursuant to Rule 425 of the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934

Subject Company: Nabors Energy Transition Corp.

Commission File No.: 001-41073

Set forth below is a press release issued by Vast Solar Pty Ltd (“Vast”) on or around August 21, 2023 announcing the Chief Financial Officer of Vast, effective September 18, 2023.

Vast Announces Appointment of Mark Smith as Chief Financial Officer

Mr. Smith brings extensive public-company experience and energy industry expertise to Vast in advance of its U.S. Exchange listing

SYDNEY, Australia, August 21, 2023 – Vast Solar Pty Ltd (Vast), a renewable energy company specializing in concentrated solar thermal power (CSP) energy systems that generate zero-carbon, utility-scale, dispatchable electricity and industrial process heat, announced today the appointment of Marshall D. (Mark) Smith as the company’s new Chief Financial Officer (CFO), effective September 18, 2023.

Mark Smith, CFO of Vast

Based between Vast’s Sydney headquarters and Houston, Texas, Mr. Smith brings more than 30 years of experience, including energy industry expertise and leadership in operations, capital allocation, business development, and financial management. Most recently, he was CFO for a Texas-based privately held oil and gas company, having previously served as CFO for Guidon Energy, an oil and gas company that was Blackstone Energy Partners’ largest energy-focused investment. Mr. Smith also held executive positions at California Resources Corporation, Occidental Petroleum, Ultra Petroleum, and J.M. Huber Energy. Prior to that, he served as a Managing Director of Investment Banking at Nesbitt Burns Securities (now BMO Capital Markets).

“We are excited to welcome Mark to our executive team. He will be critical to our success as we globally scale our innovative CSP technology as a public company,” said Craig Wood, CEO of Vast. "Mark is a true energy industry veteran with deep experience as CFO of public and private equity-funded energy companies. He is the ideal addition to our team and will play a key role in driving international deployment of Vast’s modular CSP v3.0 technology.”

“It’s an honor to be joining the world-class team at Vast to accelerate its promising CSP technology that solves one of energy’s most enduring challenges – intermittency,” said Mr. Smith. “I look forward to working with the team to develop its pipeline of Australian, US, and international projects to bring low-cost, zero carbon, dispatchable energy to the world.”

Vast and its proprietary CSP v3.0 technology, has received significant support from the Australian government including up to AUD$65 million in funding from the Australian Renewable Energy Agency (ARENA) to support construction of VS1, its first utility-scale project in South Australia.

About Vast

Vast is a renewable energy company that has CSP systems to generate, store, and dispatch carbon-free, utility-scale electricity, industrial heat, and to enable the production of green fuels. Vast’s CSP v3.0 approach to CSP utilizes a proprietary, modular sodium loop to efficiently capture and convert solar heat into these end products.

On February 14, 2023, Vast announced a business combination agreement with Nabors Energy Transition Corp. (NYSE: NETC). The combined entity would be named Vast and its securities are expected to be listed on the New York Stock Exchange under the ticker symbol “VSTE” while remaining headquartered in Australia.

Visit www.vast.energy for more information.

Contacts

Vast

For Investors:
Caldwell Bailey
ICR, Inc.
VastIR@icrinc.com

For US Media:
Matt Dallas
ICR, Inc.
VastPR@icrinc.com

For Australian media:

Nick Albrow

Wilkinson Butler
nick@wilkinsonbutler.com

Nabors Energy Transition Corp. Contacts

For Investors:
William C. Conroy, CFA
Vice President – Corporate Development & Investor Relations
William.conroy@nabors.com

For Media:
Brian Brooks
Senior Director, Corporate Communications
Brian.brooks@nabors.com

Important Information about the Business Combination and Where to Find It

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or constitute a solicitation of any vote or approval.

In connection with the proposed business combination, Vast Solar Pty Ltd (“Vast”) has filed with the Securities and Exchange Commission (the “SEC”) a registration statement on Form F-4 (File No. 333-272058) (the “Registration Statement”), which includes (i) a preliminary prospectus of Vast relating to the offer of securities to be issued in connection with the proposed business combination and (ii) a preliminary proxy statement of Nabors Energy Transition Corp (“NETC”) to be distributed to holders of NETC’s capital stock in connection with NETC’s solicitation of proxies for vote by NETC’s shareholders with respect to the proposed business combination and other matters described in the Registration Statement. NETC and Vast also have filed and plan to file other documents with the SEC regarding the proposed business combination. After the Registration Statement has been declared effective by the SEC, a definitive proxy statement/prospectus will be mailed to the stockholders of NETC. INVESTORS AND SECURITY HOLDERS OF NETC AND VAST ARE URGED TO READ THE REGISTRATION STATEMENT, THE PROXY STATEMENT/PROSPECTUS CONTAINED THEREIN (INCLUDING ALL AMENDMENTS AND SUPPLEMENTS THERETO) AND ALL OTHER DOCUMENTS RELATING TO THE PROPOSED BUSINESS COMBINATION THAT HAVE BEEN OR WILL BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED BUSINESS COMBINATION.

Investors and security holders are able to obtain free copies of the proxy statement/prospectus and other documents containing important information about NETC and Vast once such documents are filed with the SEC, through the website maintained by the SEC at http://www.sec.gov. In addition, the documents filed by NETC may be obtained free of charge from NETC’s website at www.nabors-etcorp.com or by written request to NETC at 515 West Greens Road, Suite 1200, Houston, TX 77067.

Participants in the Solicitation

NETC, Nabors Industries Ltd. (“Nabors”), Vast and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the stockholders of NETC in connection with the proposed business combination. Information about the directors and executive officers of NETC is set forth in NETC’s Annual Report on Form 10-K for the year ended December 31, 2022, filed with the SEC on March 22, 2023. To the extent that holdings of NETC’s securities have changed since the amounts printed in NETC’s Annual Report on Form 10-K for the year ended December 31, 2022, such changes have been or will be reflected on Statements of Change in Ownership on Form 4 filed with the SEC. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, are contained in the Registration Statement and other relevant materials to be filed with the SEC when they become available. You may obtain free copies of these documents as described in the preceding paragraph.

Forward Looking Statements

The information included herein and in any oral statements made in connection herewith include “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. All statements, other than statements of present or historical fact included herein, regarding the proposed business combination, NETC’s and Vast’s ability to consummate the proposed business combination, the benefits of the proposed business combination and NETC’s and Vast’s future financial performance following the proposed business combination, as well as NETC’s and Vast’s strategy, future operations, financial position, estimated revenues and losses, projected costs, prospects, plans and objectives of management are forward-looking statements. When used herein, including any oral statements made in connection herewith, the words “could,” “should,” “will,” “may,” “believe,” “anticipate,” “intend,” “estimate,” “expect,” “project,” the negative of such terms and other similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain such identifying words. These forward-looking statements are based on NETC and Vast management’s current expectations and assumptions about future events and are based on currently available information as to the outcome and timing of future events. Except as otherwise required by applicable law, NETC and Vast disclaim any duty to update any forward-looking statements, all of which are expressly qualified by the statements in this section, to reflect events or circumstances after the date hereof. NETC and Vast caution you that these forward-looking statements are subject to risks and uncertainties, most of which are difficult to predict and many of which are beyond the control of NETC and Vast. These risks include, but are not limited to, general economic, financial, legal, political and business conditions and changes in domestic and foreign markets; the inability to complete the business combination or the convertible debt and equity financings contemplated in connection with the proposed business combination (the “Financing”) in a timely manner or at all (including due to the failure to receive required stockholder or shareholder, as applicable, approvals, or the failure of other closing conditions such as the satisfaction of the minimum trust account amount following redemptions by NETC’s public stockholders and the receipt of certain governmental and regulatory approvals), which may adversely affect the price of NETC’s securities; the inability of the business combination to be completed by NETC’s business combination deadline and the potential failure to obtain an extension of the business combination deadline if sought by NETC; the occurrence of any event, change or other circumstance that could give rise to the termination of the business combination or the Financing; the inability to recognize the anticipated benefits of the proposed business combination; the inability to obtain or maintain the listing of Vast’s shares on a national exchange following the consummation of the proposed business combination; costs related to the proposed business combination; the risk that the proposed business combination disrupts current plans and operations of Vast, business relationships of Vast or Vast’s business generally as a result of the announcement and consummation of the proposed business combination; Vast’s ability to manage growth; Vast’s ability to execute its business plan, including the completion of the Port Augusta project, at all or in a timely manner and meet its projections; potential disruption in Vast’s employee retention as a result of the proposed business combination; potential litigation, governmental or regulatory proceedings, investigations or inquiries involving Vast or NETC, including in relation to the proposed business combination; changes in applicable laws or regulations and general economic and market conditions impacting demand for Vast’s products and services. Additional risks will be set forth in the section titled "Risk Factors" in the proxy statement/prospectus that will be filed with the SEC in connection with the proposed business combination. Should one or more of the risks or uncertainties described herein and in any oral statements made in connection therewith occur, or should underlying assumptions prove incorrect, actual results and plans could differ materially from those expressed in any forward-looking statements. Additional information concerning these and other factors that may impact NETC’s expectations can be found in NETC’s periodic filings with the SEC, including NETC’s Annual Report on Form 10-K filed with the SEC on March 22, 2023 and any subsequently filed Quarterly Reports on Form 10-Q. NETC’s SEC filings are available publicly on the SEC’s website at www.sec.gov.